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Section

MAY 08 2008

Washington, DC
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08031693

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Washington, D. C. 20549

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SEC FILE NUMBER
8 – 19818

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 AND ENDING DECEMBER 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

TRIPP & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

40 RECTOR STREET – 16TH FLOOR

(City)	(State)	(Zip Code)
NEW YORK,	**NEW YORK**	**10006**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN O'CONNOR, President **(212) – 608 - 4710**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

PROCESSED
MAY 20 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***KEVIN O' CONNOR,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
TRIPP & CO., INC. , as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PATRICE L. LEONARD
Notary Public, State of New York
No. 01LE6062300
Qualified in Kings County
Certificate filed in New York County
Commission Expires Aug. 6, 20__

X ______________________
Signature

PRESIDENT
Title

X ______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***KEVIN O'CONNOR***, swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm *of* ***TRIPP & CO., INC.***, as of ***DECEMBER 31, 2007***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

PRESIDENT

(Title)

(Notary Public)

PATRICE L. LEONARD
Notary Public, State of New York
No. 01LE6062300
Qualified in Kings County
Certificate filed in New York County
Commission Expires Aug. 6, 2023

TRIPP & CO., INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

TRIPP & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 3,487
Securities owned, at market value (Note 4)	11,651
Secured demand notes receivable from subordinated lenders (collateralized by securities with a market value of $1,272,290) (Note 6)	1,000,000
Deposit with clearing broker	100,000
Furniture, fixtures, and leasehold improvements - net of accumulated depreciation of $127,565 (Note 3(c))	2,142
Other assets (Notes 5 and 7)	855,183
Total assets	$ 1,972,463

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Due to clearing broker	$ 952,898
Accounts payable, accrued expenses and other liabilities	50,604
Due to customers (Note 7)	624,245
Total liabilities	1,627,747
Commitments and contingencies (Notes 7 and 9)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreement (Note 6)	1,000,000
Stockholders' Equity (Note 11)	
Preferred stock, 6% cumulative; $1,000 par value; authorized 2,500 shares; issued and outstanding 655 shares	655,000
Common stock; par value $10 per share, authorized 10,000 shares; outstanding 1,804 shares	18,040
Paid-in capital	901,701
Retained earnings (deficit)	(2,230,025)
Total stockholders' equity	(655,284)
Total liabilities and stockholders' equity	$ 1,972,463

The accompanying notes are an integral part of this statement.

TRIPP & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1- Nature of Business

Tripp & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

The Company is a wholly owned subsidiary of Tripp Financial Group Ltd.

Note 2- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2007, the Company had a capital deficiency of approximately $(516,000) and a net operating loss of approximately $(55,000). Subsequently to December 31, 2007, the Company entered into an agreement with another broker/dealer whereby the other broker/dealer would take over the customer accounts of the Company and lend the officers of the Company $350,000, which the officers used to increase capital. As of March 31, 2008, the agreement has not been completed in respect to such broker/dealer assuming control of the customer accounts.

Note 3- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) ***Marketable Securities***
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

Note 3- Summary of Significant Accounting Policies (continued)

c) ***Depreciation***
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

d) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

e) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

f) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 4- Marketable Securities Owned

Marketable securities owned, at market value, consist of the following:

	Owned
Equities	$ 7,905
Corporate Bonds	3,746
	$11,651

Note 5- Related Parties

Included in other assets are advances to officers totaling $55,493. The advances are unsecured and non-interest bearing.

In addition, the Company has receivables of $54,665 from related parties.

Note 6- Liabilities Subordinated to the Claims of General Creditors

The subordinated liabilities, pursuant to secured demand note collateral agreements with related parties, consist of the following:

Due May 31, 2010, interest at 1%	$ 440,000
Due May 31, 2011, interest at 1%	400,000
Due August 31, 2011, interest at 1%	160,000
	$ 1,000,000

The Company has received approval from the Financial Industry Regulatory Authority ("FINRA") for $1,000,000 of the subordinated borrowings, and thus this amount is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7- Commitments and Contingencies

Employee Defalcation

During the year, it was discovered that an employee of the Company misappropriated approximately $624,000 of funds from the accounts of five customers. At December 31, 2007, such amount has been recorded as "Due to customers" and a corresponding amount has been recorded as a receivable in "Other Assets". Subsequent to December 31, 2007, the Company received $300,000 from their insurance company, as well as $324,000 from the officers of the Company, in repayment of such receivable. The Company settled the complaints with four of the five customers, and, has obtained releases and in 2008 paid them the amounts that were misappropriated from their accounts. One customer has refused to provide a release, and as such, his funds, approximately $46,000, are being held in escrow.

Management believes that substantially all such misappropriations have been discovered and that any undiscovered liability would not have a material adverse affect on its financial condition or its results of operations.

FINRA is in the process of investigating this matter with respect to possible violation of its rules related to the misappropriation of funds and there is a possibility of a sanction, the precise extent of which the Company is unable to predict.

Note 7- Commitments and Contingencies *(continued)*

Office

The Company leases two premises under arrangements expiring July 31, 2009, and May 31, 2008. The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2008	$79,115
2009	$41,531

Note 8- Income Taxes

At December 31, 2007, the Company had a net operating loss carryforward of approximately $1,602,000 for income tax purposes. This carryforward will expire in 2022. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $449,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 9- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers

Note 9- Financial Instruments with Off-Balance Sheet Credit Risk(*continued*)

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 10- Special Payment from Financial Industry Regulatory Authority

Included in other income in the statement of operations is a non-recurring $35,000 payment received in connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Security Dealers.

Note 11- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company's net capital of $ (513,641) was $(622,212) in deficit of its required net capital of $108,571. The Company's net capital ratio was -316.90 %.

A copy of the Company's Statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Tripp & Co., Inc.
40 Rector Street
New York, NY 10006

We have audited the accompanying statement of financial condition of Tripp & Co., Inc. as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tripp & Co., Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 31, 2008

TRIPP & CO., INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2007

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Tripp & Co., Inc.
40 Rector Street
New York, NY 10006

Gentlemen:

In planning and performing our audit of the financial statements of Tripp & Co., Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. *A material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing except as noted on Schedule 1.

This report recognizes that it is not practicable in an organization the size of Tripp & Co., Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
March 31, 2008

END